To the Board of Directors of Eldorado Gold Corporation:

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2009 for the year ended December 31, 2008 of the description of the reports titled Updated Reserve Report for the Kisladag Gold Project, Western Turkey, dated April 18, 2002, revised May 9, 2002; Update of Resources, Kisladag Project, Usak, Turkey, dated October 11, 2000, amended November 30, 2000 and January 23, 2001; Addendum to October 1999 Report titled Estimation of Resources, Kisladag Gold Project, Usak, Turkey, dated May 15, 2000 (including Micon Map 1 & 2 of Project); and Estimation of Resources, Kisladag Gold Project, Usak, Turkey, October 1999 (the "Technical Reports") and of extracts from or a summary of the Technical Reports in written disclosure filed by Eldorado Gold Corporation and the description of certain mineral resource estimates and other information pertaining to the "Kisladag" project and to the use of my name in this annual report as a named expert.

Dated as of this 31st day of March 2009.

G.H. Giroux

Gary Giroux, P. Eng. MASc.